

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Anthony Noto
Chief Executive Officer and Director
SoFi Technologies, Inc.
234 1st Street
San Francisco, CA 94105

      Re: SoFi Technologies, Inc.
         Registration Statement on Form S-3
         Filed July 15, 2022
         File No. 333-266180

Dear Mr. Noto:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance